Filed by NYSE Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                     Securities Exchange Act of 1934, as amended

                                                              Subject Companies:
                                                   New York Stock Exchange, Inc.
                                                      Archipelago Holdings, Inc.
                                                 (Commission File No. 001-32274)

                                                            Date: August 4, 2005

     On August 4, 2005, the New York Stock Exchange, Inc. ("NYSE") issued the following press release:


            DIRECTORS HERBERT M. ALLISON, JR. AND DENNIS WEATHERSTONE
                  STEP DOWN FROM NEW YORK STOCK EXCHANGE BOARD

New York, Aug. 4 - The New York Stock Exchange has announced that Herbert M. Allison, Jr. and Dennis Weatherstone have stepped down from the Exchange Board of Directors, effective immediately. Both Messrs. Allison and Weatherstone had expressed a desire not to stand for re-election last April but had agreed to stay on through the key decision making on the proposed merger with Archipelago.

Mr. Allison, Chairman, President and CEO of TIAA-CREF, was elected to the NYSE Board on June 5, 2003 and was re-elected three times. He had served on the Board's Audit Committee and Nominating and Governance Committee. Mr. Weatherstone, retired Chairman of J.P. Morgan & Co., was elected to the Board on November 18, 2003, was re-elected twice, and had served on the following Board
Committees: Regulatory Oversight; Regulation, Enforcement and Listing Standards; Human Resources and Compensation; and Nominating & Governance.

"On behalf of John Thain, our fellow directors, and the entire NYSE community, I want to thank Herb and Dennis for their outstanding service, commitment and dedication during an especially challenging period in the history of the Exchange," said Marshall N. Carter, Chairman, New York Stock Exchange. "Herb and Dennis have provided tremendous expertise, counsel and strategic vision to a Board and management team fully determined to restore the Exchange's reputation and to build a business model for the future. I am proud to have served with both of these outstanding individuals."

"The New York Stock Exchange has a strong board and excellent management team in place. The planned merger with Archipelago is right for investors, customers, members, and employees," said Mr. Allison. "I much enjoyed working with my colleagues on the Board and feel privileged to have served the public interest in this way and to have helped shape the future of the Exchange."


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"I was very fortunate to have served with directors who possess the capacity and mindset to set a strategically sound course for the future," Mr. Weatherstone said. "I fully support the proposed merger with Archipelago and the Hybrid
Market initiative. When asked by John Reed to play a role in such an important public purpose and the future of this great institution, I could not have anticipated that this group would accomplish so much in such a short period of time."

IMPORTANT ACQUISITION INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed merger of the New York Stock Exchange, Inc. ("NYSE") and Archipelago Holdings, Inc. ("Archipelago"), NYSE Group, Inc. filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") on July 21, 2005, containing a preliminary joint Proxy statement/prospectus regarding the proposed transaction. The Registration Statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. ARCHIPELAGO STOCKHOLDERS AND NYSE MEMBERS ARE URGED TO READ THE FINAL JOINT PROXY STATEMENT/ PROSPECTUS REGARDINGTHE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Archipelago stockholders and NYSE Members can obtain a free copy of the final joint proxy statement/ prospectus, as well as other filings containing information about NYSE and Archipelago without charge, at the SEC's website (http://www.sec.gov). Copies of the final joint proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE, 11 Wall Street, New York 10005, 212-656-2061 or to Archipelago,
Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this memo may contain forward-looking information regarding the NYSE and Archipelago and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving NYSE and Archipelago, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of NYSE's and Archipelago's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of NYSE members or Archipelago shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com, and the Registration Statement on Form S-4 filed by NYSE Group, Inc. with the SEC on July 21, 2005.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, none of the NYSE, Archipelago or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.